Dykema Gossett PLLC 1301 K Street NW Suite 1100W Washington, DC 20005 www.dykema.com Tel: (202) 906-8600 Fax: (202) 906-8669
Robert B. Murphy Direct Dial: (202) 906-8721 Direct Fax: (855) 221-0919 Email: RMurphy@dykema.com

December 29, 2017

Ms. Dorrie Yale
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C.  20549

Re:	Life Partners Position Holder Trust: Amendment No. 2 to
Registration Statement on Form 10 (File No. 000-55783)

Life Partners IRA Holder Partnership, LLC:  Amendment No. 2 to
Registration Statement on Form 10 (File No. 000-55784)

Dear Ms. Yale:

On behalf of Life Partners Position Holder Trust and Life Partners IRA Holder Partnership, LLC (“Registrants”), this letter responds to comments from the staff of the Division of Corporation Finance with respect to the above-referenced filings (“Form 10”), as set out in a letter dated November 17, 2017.  The staff’s individual comments have been reproduced below for your convenience.

Amendment No. 2 to Registration Statement on Form 10-12G
Item 1. Business, page 1

1.  We acknowledge your revised disclosures, including the revised disclosure in the penultimate paragraph on page 1, and your response to prior comment 1.  However, we note that certain of the defined terms could also affect investors in the future.  For example, the definition of "Payment Default" (and by extension the definition of "Payment Default Date") refers to events that occur after the Effective Date.  In addition, we note your disclosure in the penultimate paragraph on page 36 that the Trust can offset future distributions to investors with amounts they owed for "catch-up payments" and "pre-petition default amounts."  Accordingly, please revise your disclosure to explain the meaning of these defined terms the first time they are used.
California | Illinois | Michigan | Minnesota | Texas | Washington, D.C.

Ms. Dorrie Yale
U.S. Securities and Exchange Commission
December 29, 2017

Response:  As you are aware, each holder of the securities registered on the Form 10 received an 863-page Disclosure Statement approved by the Bankruptcy Court in connection with the Plan’s confirmation that resulted in the issuance of the securities.  That Disclosure Statement explained every term and condition of the Plan in great detail.  The Trustee has confirmed that there have been no changes in beneficial ownership among such holders, other than generally in connection with permitted estate planning.  As the purpose of the Form 10 has been served, i.e., the Position Holder Trust Interests, Continuing Fractional Interests and IRA Partnership Interests have each been registered as a class under the Securities Exchange Act of 1934, and Form 10 is not a continuous disclosure document intended to be furnished to anybody, no purpose is served by further amending the Form 10 at this time, other than to expend assets that should be paid to the security holders, as provided in the Plan.

Trust Administration and Operation, page 4

2.  We acknowledge your response to prior comment 4 that the matter regarding the characterization of the New IRA Notes was addressed by the bankruptcy court.  We also note your revised disclosures explaining the consequences of a potential disqualification, and that you indicate in your response that the Disclosure Statement attached as an exhibit explains the IRA's tax consequences.  However, it remains unclear why the IRA should not be disqualified and the Notes should be viewed as debt rather than as investments in life insurance contracts.  Please revise your disclosure to briefly explain this rationale.

Response:  A detailed discussion of the tax analysis and rationale surrounding the approval of the issuance of the New IRA Notes by the Bankruptcy Court is set forth on pages 187-194 and 208-209 in the Disclosure Statement, filed as Exhibit 2.2 to the Form 10 and incorporated therein by reference.  The Disclosure Statement was provided to each holder of the securities registered on the Form 10 in connection with the approval of the Plan.  The Trustee has confirmed that there have been no changes in beneficial ownership among such holders, other than generally in connection with permitted estate planning.  As the purpose of the Form 10 has been served, i.e., the Position Holder Trust Interests, Continuing Fractional Interests and IRA Partnership Interests have each been registered as a class under the Securities Exchange Act of 1934, and Form 10 is not a continuous disclosure document intended to be furnished to anybody, no purpose is served by further amending the Form 10 at this time, other than to expend assets that should be paid to the security holders, as provided in the Plan.

Ms. Dorrie Yale
U.S. Securities and Exchange Commission
December 29, 2017

Item 13. Financial Statements and Supplementary Data, page 28

3.  We have reviewed your response to prior comment 8.  We continue to believe you should provide financial statements for the other registrant, Life Partners IRA Holder Partnership LLC, in your registration statement.  These financial statements should be audited for the year ended December 31, 2016.  Please revise.
Response:  In an effort to meet the Bankruptcy Court’s mandate that the Trustee “liquidate the assets [of the Trust] in a manner calculated to conserve, protect and maximize the value of the assets,” the audited financial statements of Life Partners IRA Partnership LLC for the year ended December 31, 2017, will be included in a joint annual report on Form 10-K to be filed as required in 2018, followed by interim joint quarterly reports on Form 10-Q.  As the purpose of the Form 10 has been served, i.e., the Position Holder Trust Interests, Continuing Fractional Interests and IRA Partnership Interests have each been registered as a class under the Securities Exchange Act of 1934, and Form 10 is not a continuous disclosure document intended to be furnished to anybody, no purpose is served by further amending the Form 10 at this time, other than to expend assets that should be paid to the security holders, as provided in the Plan.

We would be happy to discuss these matters with you at your convenience.  Please feel free to contact the undersigned at rmurphy@dykema.com or 202-906-8721 or J. Patrick Ryan, Esq., at pryan@dykema.com or 210-554-5245.

Sincerely,

DYKEMA GOSSETT PLLC

/s/ Robert B. Murphy
Robert B. Murphy